NO ACT

DO
1213-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025143

January 11, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-11-12

Re: General Electric Company
Incoming letter dated December 13, 2011

Dear Mr. Mueller:

This is in response to your letters dated December 13, 2011 and December 21, 2011 concerning the shareholder proposals submitted to GE by Myron Kreilein. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Myron Kreilein

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 13, 2011

The first proposal requests that "stock options awarded to senior executives vest over a period no shorter than five-years in duration."

The second proposal requests that "stock options awarded to senior executives vest over a period no shorter than seven-years in duration."

There appears to be some basis for your view that GE may exclude the first proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that GE's practice compares favorably with the guidelines of the proposal and that GE has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if GE omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

There appears to be some basis for your view that GE may exclude the second proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the second proposal from its proxy materials in reliance on 14a-8(e)(2).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 21, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Revised Shareowner Submission of Myron Kreilein
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 13, 2011, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner submission (the "Submission") and statements in support thereof received from Myron Kreilein (the "Proponent") requesting a five-year minimum vesting period for senior executive stock options.

The No-Action Request indicated our belief that the Submission could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(a) because the Submission does not present a proposal for shareowner action, and Rule 14a-8(i)(10) because the Company has substantially implemented the Submission.

Also on December 13, 2011, which was 28 days after the Company's November 15, 2011 deadline for submitting shareowner proposals for inclusion in the Company's 2012 Proxy Materials, the Proponent submitted a letter to the Company to revise the Submission (the "Revised Submission"). A copy of the Revised Submission is attached hereto as Exhibit A. This letter responds to the Revised Submission.

The Revised Submission May Be Excluded Under Rule 14a-8(e)(2) Because The Revised Submission Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareowner Proposals.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2011 proxy statement to its shareowners on March 14, 2011. Pursuant to Rule 14a-5(e), the Company disclosed in its 2011 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for the Company's 2012 Annual Meeting of Shareowners. Specifically, page 54 of the Company's 2011 proxy statement states:

> **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**
>
> To be considered for inclusion in next year's proxy statement, shareowner proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 15, 2011. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

A copy of the relevant excerpt of the Company's 2011 proxy statement is attached to this letter as Exhibit B. The Company received the Revised Submission via facsimile on December 13, 2011, 28 days after the deadline set forth in the Company's 2011 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 Annual Meeting of Shareowners was held on April 27, 2011, and the Company's 2012 Annual Meeting of Shareowners is scheduled to be held on April 25, 2012. Accordingly, the 2012 Annual Meeting of Shareowners will not be moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is set forth in the Company's 2011 proxy statement.

As clarified by Staff Legal Bulletin 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* The Company considers the Revised Submission to be a second proposal that was not submitted before the Company's November 15, 2011 deadline, and thus, the Company intends to exclude the Proposal from its 2012 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareowner proposals. *See, e.g., Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Submission to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Revised Submission may properly be excluded from the 2012 Proxy Materials because the Revised Submission was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Revised Submission from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Myron Kreilein

GIBSON DUNN

<u>EXHIBIT A</u>

Page 9 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Proposal:

During the years 1996-2001, GE outperformed the S&P 500 with a report of 90% earnings growth. For the next decade GE has vastly underperformed the S&P 500.

The high earnings were, we now know, erroneous, due to a "massive under-reserving at its reinsurance unit" (Barrons 2005) of nearly 10 billion dollars. Had the insurance reserves been funded correctly, GE earnings for 1996-2001 would have grown less than 6%.

During this period GE executives realized record levels of compensation directly tied to artificial valuation of GE and its subsidaries. Jack Welch alone realized $125 million in a single year.

In subsequent years, company valuation fell drastically as GE had to adjust funding for the insurance division. This free fall in earnings and profitability paved the way for years of creative accounting methods and cooking the books. In 2008, GE filed an 8K with the SEC to adjust its accounting for years 2002-2007 – to be followed in 2009 with accounting fraud charges and a 50 million dollar fine by the SEC.

This proponent has attempted to point out these problems in several disqualified proposals submited in the past; including prior to 2008. Nevertheless, it is not the intent of this proponent to name call or judge any individual, but to highlight once again the greater problem of an inefficient corporate culture that enriches leaders short term to the detriment of the long term shareholder.

GE has made changes in executive compensation in recent years; however, this proponent feels our company needs to go further.

Therefore, I believe that more closely aligning executives' long-term interests with those of shareowners, whether individual or institutional, whether long-term or or short-term, will be accomplished if stock options awarded to senior executives vest over a period no shorter than seven-years in duration.

Please vote for this resolution

GIBSON DUNN

EXHIBIT B

Table of Contents

Notice of 2011 Annual Meeting and Proxy Statement

Given the above, our Company should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

Your Board of Directors recommends a vote AGAINST this proposal.

GE, like other healthcare companies, must ensure the safety, quality and efficacy of its products used in humans. To achieve this currently requires the very limited use of animals in a few product areas. GE recognizes that the use of animals in medical research to advance scientific understanding of biologic systems and to develop new medical technologies is controversial. Accordingly, GE has long been committed to adhering to the highest standards of husbandry and ethical treatment. GE is committed to using alternative non-animal studies wherever possible and animals are used only where no suitable alternative is available. We subscribe to the "Three R's Principles" that advocate medical studies be designed in a manner to Reduce, Refine and Replace the use of animals for testing. These and other principles are further detailed on our website under the heading "Care and Ethical Use of Animals in Medical Research" at *www.ge.com/citizenship/our-priorities/our-products-services/product-services-issues*, which is amended from time to time to reflect developments in this field. In light of the foregoing, the Board believes that the requested report is unnecessary, and accordingly recommends a vote AGAINST this proposal.

Additional Information

- **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**

To be considered for inclusion in next year's proxy statement, shareowner proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 15, 2011. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Other Shareowner Proposals for Presentation at Next Year's Annual Meeting**

Our by-laws require that any shareowner proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2012 Annual Meeting, must be received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the 2011 Annual Meeting. As a result, proposals, including director nominations, submitted pursuant to these provisions of our by-laws must be received no earlier than the close of business on December 29, 2011 and no later than the close of business on January 28, 2012. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828 and include the information set forth in those by-laws, which are posted on our website. SEC rules permit management to vote proxies in its discretion in certain cases if the shareowner does not comply with this deadline, and in certain other cases notwithstanding the shareowner's compliance with this deadline.

- **Voting Securities**

Shareowners of record at the close of business on February 28, 2011 will be eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock, and we estimate that there were 10,619,349,298 shares outstanding on the record date. Each share outstanding on the record date will be entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted. Individual votes of shareowners are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareowner voting records is limited to the independent inspectors of election and certain employees of GE and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

- **Vote Required for Election and Approval**

Each of the 16 nominees for director receiving a majority of the votes cast at the meeting in person or by proxy shall be elected (meaning the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that director nominee), subject to the Board's existing policy regarding resignations by directors who do not receive a majority of "for" votes. For all other matters, approval requires the favorable vote of a majority of votes cast on the applicable matter at the meeting in person or by proxy. Under New York law, abstentions and broker non-votes, if any, will not be counted as votes cast and therefore will have no effect.

- **Manner for Voting Proxies**

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted:

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 13, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Submission of Myron Kreilein
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a purported shareowner proposal and statements in support thereof (the "Submission") received from Myron Kreilein (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SUBMISSION

The Submission states:

> Therefore, I believe that more closely aligning executives' long-term interests with those of shareowners, whether individual or institutional, whether long-term or short-term, will be accomplished if stock options awarded to senior executives vest over a period no shorter than five-years in duration.

A copy of the Submission, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Submission may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(a) because the Submission does not present a proposal for shareowner action; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Submission.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(a) Because It Is Not A Proposal For Purposes of Rule 14a-8.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareowner action but instead seeks to provide a mechanism that would allow shareowners to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a submission is not a proper subject under Rule 14a-8.

Rule 14a-8(a) defines a shareowner proposal as a shareowner's "recommendation or requirement that the company and/or its board of directors take action." Rule 14a-8(a) further provides that a shareowner proposal "should state as clearly as possible the course of action that [the proponent] believe[s] the company should follow."

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*) (*citations omitted*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Exchange Act Release No. 40018 (May 21, 1998) (*citations omitted*).

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareowner submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareowner vote to express shareowner displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also Longs Drug Stores Corp.* (avail. Jan. 23, 2008) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted a letter to be read at the annual shareowners meeting but did not recommend or require any action by the company or its board of directors); *CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submission in *Sensar* in that it seeks to enable a shareowner to merely express whether they concur with the Proponent's views regarding the effect of stock option vesting terms, instead of presenting "a request that the company or its board of directors take an action." The Submission's resolution neither recommends nor requires that the Company or its board of directors take any specific action with respect to the matters discussed therein but rather merely expresses the Proponent's belief. Additionally, the Submission's supporting statement indicates that the Proponent's intent is only "to highlight once again the greater problem of an inefficient corporate culture that enriches leaders short term to the detriment of the long term shareholder." Based on the foregoing, the Submission may be excluded from the Company's 2012 Proxy Materials because the Submission does not constitute a proposal for purposes of Rule 14a-8(a).

II. The Submission May Be Properly Excluded Pursuant To Rule 14a-8(i)(10) Because The Company Has Substantially Implemented the Submission.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. See Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release.

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-*

Busch Cos., Inc. (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *The Gap, Inc.* (avail. Mar. 8, 1996).

This is precisely the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10)—"to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. The Proponent identifies one concern in the Submission: that "stock options awarded to senior executives vest over a period no shorter than five-years in duration." The Company's long-standing practice is consistent with the view expressed in the Submission. As stated in note 2 to the Grants of Plans-Based Awards table in the Company's proxy statement for its 2011 Annual Meeting of Shareowners, options granted in 2010 to the named executive officers vest over five years, and thus, as described in the Submission do not vest over a period that is shorter than five years. Likewise, as shown in the Option Award Vesting Schedule below the 2010 Outstanding Equity Awards at Fiscal Year-End table in the Company's proxy statement for its 2011 Annual Meeting of Shareowners, all options granted to the named executives since 2006 vest over a period of five years. In addition, the Company has confirmed that all options granted to the named executives in 2011 and all options granted to executive officers (in addition to the named executive officers) since 2006 have a vesting term that is not shorter than five years. *See* Exhibit B. Thus, the Proponent's concern set forth in the Submission has been fully addressed by the Company's actions.

When a company has already acted favorably on an issue addressed in a shareowner proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareowners to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company has already addressed each element requested in the proposal. *See General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *AutoNation Inc.* (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareowner approval for future "golden parachutes" with senior executives where after receiving the proposal the company adopted a policy to submit any such arrangements to shareowner vote); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting Intel's board submit to a shareowner vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareowner vote on most, but not all, forms of company stock plans); *Raytheon*

Co. (avail. Feb. 26, 2001) (concurring with the exclusion of a proposal requesting the board to incorporate measures of "human capital" in establishing and administering standards for use in performance-based executive compensation where the board already utilized measures of human capital as well as traditional measures in benchmarking executive compensation).

Accordingly, there is no further action that would be necessary or possible to implement the Submission, and a shareowner vote on the Submission would not serve any purpose. Accordingly, based on the actions taken by the Company, the Submission may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Submission from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Myron Kreilein

GIBSON DUNN

EXHIBIT A

To who it may concern,

I have hereby enclosed, my proposal, proof of eligability, and letter of intent to keep the stock till after the shareholder meeting.

Please forward all corespondance to ***FISMA & OMB Memorandum M-07-16***

Thanks,

Myron Kreilein

RECEIVED

NOV 1 5 2011

B. B. DENNISTON III

November 14, 2011

I Myron Kreilein would like to present the attached shareholder proposal. Enclosed is proof of my continued ownership of the required shares. I will continue to hold them till the 2012 shareholder meeting.

Myron Kreilein

Proposal:

During the years 1996-2001, GE outperformed the S&P 500 with a report of 90% earnings growth. For the next decade GE has vastly underperformed the S&P 500.

The high earnings were, we now know, erroneous, due to a "massive under-reserving at its reinsurance unit" (Barrons 2005) of nearly 10 billion dollars. Had the insurance reserves been funded correctly, GE earnings for 1996-2001 would have grown less than 6%.

During this period GE executives realized record levels of compensation directly tied to artificial valuation of GE and its subsidaries. Jack Welch alone realized $125 million in a single year.

In subsequent years, company valuation fell drastically as GE had to adjust funding for the insurance division. This free fall in earnings and profitability paved the way for years of creative accounting methods and cooking the books. In 2008, GE filed an 8K with the SEC to adjust its accounting for years 2002-2007 -- to be followed in 2009 with accounting fraud charges and a 50 million dollar fine by the SEC.

This proponent has attempted to point out these problems in several disqualified proposals submited in the past; including prior to 2008. Nevertheless, it is not the intent of this proponent to name call or judge any individual, but to highlight once again the greater problem of an inefficient corporate culture that enriches leaders short term to the detriment of the long term shareholder.

GE has made changes in executive compensation in recent years; however, this proponent feels our company needs to go further.

Therefore, I believe that more closely aligning executives' long-term interests with those of shareowners, whether individual or institutional, whether long-term or or short-term, will be accomplished if stock options awarded to senior executives vest over a period no shorter than five-years in duration.

Please vote for this resolution

[signature]
14-Nov-2011

Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 28, 2011

VIA OVERNIGHT MAIL
Mr. Myron Kreilein

FISMA & OMB Memorandum M-07-16

Dear Mr. Kreilein:

I am writing on behalf of General Electric Company (the "Company"), which received on November 15, 2011 your shareowner proposal for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We note that the cover letter accompanying your proposal indicated that proof of eligibility was enclosed; however, the package we received did not contain proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, the Proposal requests that the Company make changes to its compensation plans such that "stock options awarded to senior executives vest over a period no shorter than five-years in duration." Please note that the Company's existing compensation program already provides that stock options granted to the Company's senior executive do not fully vest until a period of at least five years. For more information, you can view the Option Award Vesting Table on page 37 of the Company's 2011 Definitive Proxy Statement, which is available at http://www.ge.com/ar2010/pdf/122802ACL.pdf.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski
Corporate & Securities Counsel

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT B

Table of Contents

Notice of 2011 Annual Meeting and Proxy Statement

Table of Contents

2010 Grants of Plan-Based Awards

The following table provides information about awards granted to the named executives in 2010: (1) the grant date, (2) the estimated future payouts under non-equity incentive plan awards, which consist of potential payouts under the LTPA granted in 2010 for the 2010-2012 performance period, (3) the number of shares underlying stock options awarded to the named executives under the 2007 Long-Term Incentive Plan, (4) the exercise price of the stock option awards, which reflects the closing price of GE stock on the date of grant, and (5) the grant date fair value of each option award computed in accordance with applicable SEC rules.

Name of Executive	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Option Awards: Number of Securities Underlying Options[2]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards[3]
		Threshold	Target	Maximum			
Immelt	2/12/2010	$2,475,000	$4,950,000	$6,600,000			
	3/04/2010				2,000,000	$ 16.11	$7,400,000
Sherin	2/12/2010	$3,266,300	$6,532,500	$8,710,000			
	6/10/2010				1,000,000	$ 15.68	$4,070,000
Krenicki	2/12/2010	$2,775,000	$5,550,000	$7,400,000			
	6/10/2010				1,000,000	$ 15.68	$4,070,000
Neal	2/12/2010	$3,487,500	$6,975,000	$9,300,000			
	6/10/2010				1,000,000	$ 15.68	$4,070,000
Rice	2/12/2010	$3,438,800	$6,877,500	$9,170,000			
	6/10/2010				1,000,000	$ 15.68	$4,070,000

1 These columns show the potential value of the payout for each named executive under the 2010-2012 LTPA if the threshold, target or maximum goals are satisfied for all four performance measures, based on the executive's 2010 salary and bonus at the time of grant (Mr. Immelt's payout numbers reflect the lack of a bonus in 2010 for 2009 performance). Actual payouts, if any, will be determined from base salary in effect in February 2013 and the discretionary bonus awarded in February 2013 for the 2012 performance period. The potential payouts are performance-driven and therefore completely at risk. The business measurements, performance goals and salary and bonus multiples for determining the payout are described in the Compensation Discussion and Analysis on page 27. As reflected in the Summary Compensation table, no amounts were paid with respect to these LTPA awards for 2010.

2 This column shows the number of stock options granted, which will vest and become exercisable ratably in five equal annual installments beginning one year from the date of grant and each year thereafter, except for the stock options granted to Mr. Immelt, which will vest and become exercisable 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date.

3 This column shows the aggregate grant date fair value of stock options under applicable SEC rules granted to the named executives in 2010. Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule. For stock options, fair value is calculated using the Black-Scholes value of an option on the grant date of $3.70 and $4.07 as of March 4, 2010 and June 10, 2010, respectively. For additional information on the valuation assumptions, refer to the note on Other Stock-Related Information in the GE financial statements filed with the Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC.

Table of Contents

2010 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock option and stock awards by the named executives. This table includes unexercised and unvested option awards, unvested RSUs and PSUs with vesting conditions that were not satisfied as of December 31, 2010. Each equity grant is shown separately for each named executive. The vesting schedule for each outstanding award is shown following this table, based on the option or stock award grant date. For additional information about the stock option and stock awards, see the description of equity incentive compensation in the Compensation Discussion and Analysis on page 26.

	Option Awards					Stock Awards				
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Immelt						7/3/1989	60,000	$1,097,400		
						12/20/1991	72,000	1,316,880		
						6/23/1995	75,000	1,371,750		
						6/26/1998	112,500	2,057,625		
						11/24/2000	150,000	2,743,500		
	7/26/2001	800,000	0	$ 43.75	7/26/2011					
	9/26/2001	400,000	0	35.48	9/26/2011					
	9/13/2002	1,000,000	0	27.05	9/13/2012					
						9/8/2006			250,000[2]	$4,572,500
						11/2/2007			150,000	2,743,500
						12/11/2008			150,000	2,743,500
						12/31/2009			150,000	2,743,500
	3/4/2010	0	2,000,000	16.11	3/4/2020					
Sherin						12/20/1996	30,000	$ 548,700		
						6/26/1998	45,000	823,050		
						7/29/1999	30,000	548,700		
						6/2/2000	30,000	548,700		
	7/26/2001	225,000	0	$ 43.75	7/26/2011					
						9/10/2001	25,000	457,250		
	9/26/2001	112,500	0	35.48	9/26/2011					
	9/13/2002	350,000	0	27.05	9/13/2012					
	9/12/2003	240,000	0	31.53	9/12/2013					
						9/12/2003	62,500	1,143,125		
	9/17/2004	270,000	0	34.22	9/17/2014					
	9/16/2005	300,000	0	34.47	9/16/2015					
						9/8/2006	41,667	762,089		
	9/8/2006	200,000	50,000	34.01	9/8/2016					
						9/7/2007	36,668	670,658		
	9/7/2007	165,000	110,000	38.75	9/7/2017					
						6/5/2008	60,000	1,097,400		
						9/9/2008	60,000	1,097,400		
	9/9/2008	120,000	180,000	28.12	9/9/2018					
	3/12/2009	200,000	800,000	9.57	3/12/2019					
	7/23/2009	160,000	640,000	11.95	7/23/2019					
	6/10/2010	0	1,000,000	15.68	6/10/2020					

Table of Contents

	Option Awards					Stock Awards				
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Krenicki						6/26/1998	5,000	$ 91,450		
						7/29/1999	5,000	91,450		
						6/22/2000	6,667	121,939		
	7/26/2001	60,000	0	$ 43.75	7/26/2011					
						9/10/2001	6,667	121,939		
	9/26/2001	30,000	0	35.48	9/26/2011					
	9/13/2002	100,000	0	27.05	9/13/2012					
						9/12/2003	25,000	457,250		
	9/12/2003	90,000	0	31.53	9/12/2013					
	9/17/2004	120,000	0	34.22	9/17/2014					
	9/16/2005	150,000	0	34.47	9/16/2015					
						7/27/2006	37,500	685,875		
	9/8/2006	110,000	27,500	34.01	9/8/2016					
						9/8/2006	22,917	419,152		
						7/26/2007	20,000	365,800		
						9/7/2007	21,000	384,090		
	9/7/2007	94,500	63,000	38.75	9/7/2017					
						8/5/2008	30,000	548,700		
	9/9/2008	90,000	135,000	28.12	9/9/2018					
						9/9/2008	45,000	823,050		
	3/12/2009	180,000	720,000	9.57	3/12/2019					
	7/23/2009	160,000	640,000	11.95	7/23/2019					
	6/10/2010	0	1,000,000	15.68	6/10/2020					
Neal						6/24/1994	60,000	$1,097,400		
						6/23/1995	75,000	1,371,750		
						6/26/1998	45,000	823,050		
						7/29/1999	30,000	548,700		
						6/22/2000	30,000	548,700		
						7/27/2000	7,500	137,175		
	7/26/2001	160,000	0	$ 43.75	7/26/2011					
	9/26/2001	80,000	0	35.48	9/26/2011					
	9/13/2002	250,000	0	27.05	9/13/2012					
	9/12/2003	180,000	0	31.53	9/12/2013					
						9/12/2003	37,500	685,875		
	9/17/2004	210,000	0	34.22	9/17/2014					
						7/1/2005	100,000	1,829,000		
	9/16/2005	240,000	0	34.47	9/16/2015					
						9/8/2006	41,667	762,069		
	9/8/2006	200,000	50,000	34.01	9/8/2016					
	9/7/2007	165,000	110,000	38.75	9/7/2017					
						9/7/2007	36,668	670,658		
						9/9/2008	60,000	1,097,400		
	9/9/2008	120,000	180,000	28.12	9/9/2018					
	3/12/2009	200,000	800,000	9.57	3/12/2019					
	7/23/2009	160,000	640,000	11.95	7/23/2019					
	6/10/2010	0	1,000,000	15.68	6/10/2020					

Table of Contents

Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
	Option Awards					Stock Awards				
Rice						6/23/1995	45,000	$ 823,050		
						6/26/1998	60,000	1,097,400		
						7/29/1999	30,000	548,700		
						7/27/2000	30,000	548,700		
	7/26/2001	225,000	0	$ 43.75	7/26/2011					
						9/10/2001	25,000	457,250		
	9/26/2001	112,500	0	35.48	9/26/2011					
	9/13/2002	350,000	0	27.05	9/13/2012					
						9/12/2003	62,500	1,143,125		
	9/12/2003	240,000	0	31.53	9/12/2013					
	9/17/2004	270,000	0	34.22	9/17/2014					
						7/1/2005	100,000	1,829,000		
	9/16/2005	300,000	0	34.47	9/16/2015					
						9/8/2006	41,667	762,089		
	9/8/2006	200,000	50,000	34.01	9/8/2016					
	9/7/2007	165,000	110,000	38.75	9/7/2017					
						9/7/2007	36,668	670,658		
						9/9/2008	60,000	1,097,400		
	9/9/2008	120,000	180,000	28.12	9/9/2018					
	3/12/2009	200,000	800,000	9.57	3/12/2019					
	7/23/2009	160,000	640,000	11.95	7/23/2019					
	6/10/2010	0	1,000,000	15.68	6/10/2020					

1 The market value of the stock awards and the equity incentive plan awards represents the product of the closing price of GE stock as of December 31, 2010, which was $18.29, and the number of shares underlying each such award. The market value for the equity incentive plan awards, representing PSUs, also assumes the satisfaction of both the cumulative total shareowner return condition and the average cash from operating activities condition as of December 31, 2010.

2 Additional information on the actual value realized by Mr. Immelt on this award is in the Compensation Discussion and Analysis on page 22.

Option Awards Vesting Schedule

The table below shows the vesting schedule of unexercisable options reported in the "Number of Securities Underlying Unexercised Options Unexercisable" column of the table above. The stock options vest on the anniversary of the grant date in the years shown in the table below.

Grant Date	Vesting Schedule
9/8/2006	100% vests in 2011
9/7/2007	50% vests in 2011 and 2012
9/9/2008	33% vests in 2011, 2012 and 2013
3/12/2009	25% vests in 2011, 2012, 2013 and 2014
7/23/2009	25% vests in 2011, 2012, 2013 and 2014
3/4/2010	50% vests in 2013 and 2015
6/10/2010	20% vests in 2011, 2012, 2013, 2014 and 2015

Stock Awards Vesting Schedule

The table below shows the vesting schedule of stock awards that have not vested reported in the "Stock Awards" columns of the table above. The stock awards vest on the anniversary of the grant date in the years shown in the table below.

Grant Date	Name of Executive	Vesting Schedule
7/3/1989	Immelt	100% vests in 2021
12/20/1991	Immelt	100% vests in 2021
6/24/1994	Neal	100% vests in 2018
6/23/1995	Neal	100% vests in 2018
6/23/1995	Immelt, Rice	100% vests in 2021
12/20/1996	Sherin	100% vests in 2023
6/26/1998	Krenicki	100% vests in 2011
6/26/1998	Neal	100% vests in 2018
6/26/1998	Immelt, Rice	100% vests in 2021
6/26/1998	Sherin	100% vests in 2023
7/29/1999	Krenicki	100% vests in 2011
7/29/1999	Neal	100% vests in 2018
7/29/1999	Rice	100% vests in 2021
7/29/1999	Sherin	100% vests in 2023
6/2/2000	Sherin	100% vests in 2023
6/22/2000	Krenicki	100% vests in 2011
6/22/2000	Neal	100% vests in 2018
7/27/2000	Neal	100% vests in 2018
7/27/2000	Rice	100% vests in 2021
11/24/2000	Immelt	100% vests in 2021
9/10/2001	Krenicki	100% vests in 2011
9/10/2001	Rice	100% vests in 2021
9/10/2001	Sherin	100% vests in 2023
9/12/2003	Krenicki	25% vests in 2011 and 75% vests in 2013
9/12/2003	Neal	50% vests in 2013 and 2018
9/12/2003	Rice	50% vests in 2013 and 2021
9/12/2003	Sherin	50% vests in 2013 and 2023
7/1/2005	Neal, Rice	50% vests in 2015 and 2016
7/27/2006	Krenicki	33% vests in 2011, 2013 and 2016
9/8/2006	Immelt, Krenicki, Neal, Rice, Sherin	100% vests in 2011
7/26/2007	Krenicki	50% vests in 2011 and 2012
9/7/2007	Krenicki, Neal, Rice, Sherin	50% vests in 2011 and 2012
11/2/2007	Immelt	100% vests in 2012
6/5/2008	Krenicki, Sherin	33% vests in 2011, 2012 and 2013
9/9/2008	Krenicki, Neal, Rice, Sherin	33% vests in 2011, 2012 and 2013
12/11/2008	Immelt	100% vests in 2014
12/31/2009	Immelt	100% vests in 2015